Exhibit 99.1

BingEx Limited Announces Second Quarter 2026 Financial Results

Beijing, China, August 20, 2026 – BingEx Limited (the “Company”) (Nasdaq: FLX), a leading on-demand dedicated courier service provider in China (branded as “FlashEx”), today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Highlights:

●	Revenues were RMB940.3 million (US$138.6 million) in the second quarter of 2026, compared with RMB1,024.6 million in the same period of 2025.

●	Gross profit was RMB95.5 million (US$14.1 million) in the second quarter of 2026, compared with RMB122.7 million in the same period of 2025.

●	Income from operations was RMB7.3 million (US$1.1 million) in the second quarter of 2026, compared with RMB19.3 million in the same period of 2025.

●	Non-GAAP income from operations[1] was RMB10.8 million (US$1.6 million) in the second quarter of 2026, compared with RMB31.9 million in the same period of 2025.

●	Net loss was RMB34.0 million (US$5.0 million) in the second quarter of 2026, compared with net income of RMB53.5 million in the same period of 2025.

●	Non-GAAP net income[1] was RMB11.4 million (US$1.7 million) in the second quarter of 2026, compared with RMB45.6 million in the same period of 2025.

●	The number of orders fulfilled was 63.1 million in the second quarter of 2026.

Mr. Adam Xue, Founder, Chairman, and Chief Executive Officer of FlashEx, commented, “In the second quarter of 2026, amid a persistently challenging market environment, we continued to optimize capacity allocation while expanding both our usage scenarios and service offerings. This drove a sequential recovery in our core operating metrics, with service scale and delivery efficiency improving in parallel. The quarter also marked a step forward in how AI is reshaping our business. Externally, we are embedding our fulfillment capability directly into emerging AI ecosystems, extending our reach to the point where user demand originates. Internally, AI has evolved from a set of isolated applications into a systemic capability that underpins the way our organization operates. Together with our low-altitude logistics business moving from pilot routes to multi-route commercial operation, these efforts position FlashEx to deliver sustainable long-term value for all stakeholders.”

Mr. Luke Tang, Chief Financial Officer of FlashEx, said, “Our differentiated on-demand dedicated courier model continued to demonstrate resilience as we further refined operations in the second quarter. We closed the quarter with RMB853.4 million in cash and short-term investments and had repurchased approximately 3.9 million ADSs for approximately US$11.8 million in aggregate as of August 19, 2026. As AI becomes increasingly embedded across the organization, we are confident it will support a structural improvement in our operating expense ratio over the long term.”

Second Quarter 2026 Financial Results

Revenues were RMB940.3 million (US$138.6 million) in the second quarter of 2026, compared with RMB1,024.6 million in the same period of 2025. The decrease was primarily driven by intensifying market competition.

Cost of revenues was RMB844.7 million (US$124.5 million), compared with RMB901.9 million in the same period of 2025. The decrease was in line with the decline in revenues.

Gross profit was RMB95.5 million (US$14.1 million), compared with RMB122.7 million in the same period of 2025. Gross profit margin was 10.2%, compared with 12.0% in the same period of 2025.

1 Non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, non-GAAP operating margin and non-GAAP net income margin are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliations of GAAP and Non-GAAP Results.”

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Total operating expenses were RMB88.3 million (US$13.0 million), representing a decrease of 14.6% from RMB103.4 million in the same period of 2025.

Selling and marketing expenses were RMB36.6 million (US$5.4 million), representing a decrease of 24.0% from RMB48.2 million in the same period of 2025. The decrease was primarily attributable to the reduction in advertising expenses, staff costs and share-based payment expenses.

General and administrative expenses were relatively stable at RMB37.9 million (US$5.6 million), compared with RMB36.0 million in the same period of 2025.

Research and development expenses were RMB13.7 million (US$2.0 million), representing a decrease of 28.6% from RMB19.2 million in the same period of 2025. The decrease was primarily attributable to the reduction in share-based payment expenses and staff costs.

Income from operations was RMB7.3 million (US$1.1 million), compared with RMB19.3 million in the same period of 2025.

Non-GAAP income from operations1 was RMB10.8 million (US$1.6 million), compared with RMB31.9 million in the same period of 2025.

Changes in fair value of long-term investments recorded losses of RMB41.7 million (US$6.2 million), compared with earnings of RMB20.5 million in the same period of 2025, reflecting the decrease in the fair value measurement of long-term investments.

Investment loss was RMB2.4 million (US$0.4 million), compared with an investment income of RMB9.2 million in the same period of 2025, reflecting the decrease in the fair value of short-term investments.

Net loss was RMB34.0 million (US$5.0 million), compared with net income of RMB53.5 million in the same period of 2025.

Non-GAAP net income1 was RMB11.4 million (US$1.7 million), compared with RMB45.6 million in the same period of 2025.

Net loss attributable to ordinary shareholders was RMB34.0 million (US$5.0 million), compared with net income attributable to ordinary shareholders of RMB53.5 million in the same period of 2025.

Non-GAAP net income attributable to ordinary shareholders1 was RMB11.3 million (US$1.7 million), compared with RMB45.6 million in the same period of 2025.

Basic net loss per ordinary share was RMB0.17 (US$0.03).

Diluted net loss per ordinary share was RMB0.17 (US$0.03).

As of June 30, 2026, cash and cash equivalents, restricted cash and short-term investments were RMB853.4 million (US$125.8 million).

Update on Share Repurchase

On March 17, 2026, the Board of Directors approved a one-year extension of the Company’s existing share repurchase program. The Company is authorized to repurchase up to an aggregate of US$30.0 million worth of its shares until April 1, 2027. As of August 19, 2026, the Company had repurchased a total of approximately 3.9 million ADSs in the open market with cash for an aggregate consideration of approximately US$11.8 million.

Conference Call

The Company will host an earnings conference call on Thursday, August 20, 2026, at 8:00PM Beijing Time (8:00AM U.S. Eastern Time) to discuss the results.

Participants are required to pre-register for the conference call at:

https://register-conf.media-server.com/register/BI25d01e95418142d6be0cc75c8dbe6755

Upon registration, participants will receive an email containing participant dial-in numbers and a personal PIN to join the conference call.

A live webcast of the conference call will be available on the Company’s investor relations website at http://ir.ishansong.com, and a replay of the webcast will be available following the session.

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About BingEx Limited

BingEx Limited (Nasdaq: FLX) is a pioneer in China in providing on-demand dedicated courier services for individual and business customers with superior time certainty, delivery safety and service quality. The company brands its services as “FlashEx,” or “闪送”. FlashEx has become synonymous with on-demand dedicated courier services in China. With a mission to make people’s lives better through its services, FlashEx remains dedicated to consistently providing a superior customer experience and offering a unique value proposition to all participants in its business.

For more information, please visit: http://ir.ishansong.com.

Use of Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measures, namely non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, non-GAAP operating margin and non-GAAP net income margin, as supplemental measures to evaluate our operating results and make financial and operational decisions. Non-GAAP income from operations represents income from operations excluding share-based compensation expenses. Non-GAAP operating margin is equal to non-GAAP income from operations divided by revenues. Non-GAAP net income represents net income (loss) excluding changes in fair value of long-term investments and share-based compensation expenses. Non-GAAP net income margin is equal to non-GAAP net income divided by revenues. Non-GAAP net income attributable to ordinary shareholders represents net income (loss) attributable to ordinary shareholders excluding changes in fair value of long-term investments and share-based compensation expenses.

By excluding the impact of changes in fair value of long-term investments and share-based compensation expenses, which are non-cash charges, we believe that non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of certain earnings or losses that we include in results based on U.S. GAAP. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility into key metrics used by our management in its financial and operational decision-making.

Our non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Reconciliations of our non-GAAP results to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7851 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2026.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

BingEx Limited

Investor Relations

E-mail: ir@ishansong.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: FlashEx@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FlashEx@thepiacentegroup.com

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BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares and per share data)

	December 31,	June 30,
	2025	2026
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	561,127	574,424	84,660
Restricted cash	91	130	19
Short-term investments	390,353	278,833	41,095
Accounts receivable	36,726	27,011	3,981
Prepayments and other current assets	45,665	36,267	5,344
Total current assets	1,033,962	916,665	135,099
Non-current assets
Long-term investments	224,404	185,637	27,360
Property and equipment, net	1,941	1,502	221
Operating lease right-of-use assets	25,087	21,651	3,191
Other non-current assets	3,062	3,094	456
Total non-current assets	254,494	211,884	31,228
Total assets	1,288,456	1,128,549	166,327

LIABILITIES
Current liabilities
Accounts payable	224,090	196,829	29,009
Deferred revenue	60,541	56,579	8,339
Operating lease liabilities, current	9,728	10,202	1,503
Accrued expenses and other current liabilities	145,791	117,005	17,244
Total current liabilities	440,150	380,615	56,095
Non-current liabilities
Operating lease liabilities, non-current	12,879	8,974	1,323
Total non-current liabilities	12,879	8,974	1,323
Total liabilities	453,029	389,589	57,418
Redeemable noncontrolling interest	-	5,065	746
Shareholders’ equity	835,427	733,895	108,163
Total liabilities, redeemable noncontrolling interest and shareholders’ equity	1,288,456	1,128,549	166,327

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BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended June 30,			Six months ended June 30,
	2025	2026	2026	2025	2026	2026
	RMB	RMB	USD	RMB	RMB	USD

Revenues	1,024,558	940,258	138,577	1,985,320	1,875,553	276,422
Cost of revenues	(901,866)	(844,723)	(124,497)	(1,735,954)	(1,674,186)	(246,744)
Gross Profit	122,692	95,535	14,080	249,366	201,367	29,678
Operating expenses:
Selling and marketing expenses	(48,194)	(36,637)	(5,400)	(97,528)	(75,119)	(11,071)
General and administrative expenses	(35,952)	(37,916)	(5,588)	(73,849)	(77,802)	(11,467)
Research and development expenses	(19,234)	(13,728)	(2,023)	(48,716)	(30,199)	(4,451)
Total operating expenses	(103,380)	(88,281)	(13,011)	(220,093)	(183,120)	(26,989)
Income from operations	19,312	7,254	1,069	29,273	18,247	2,689
Interest income	3,179	2,936	433	7,470	5,965	879
Changes in fair value of long-term investments	20,539	(41,744)	(6,152)	(22,719)	(62,557)	(9,220)
Investment income (loss)	9,184	(2,394)	(353)	18,096	(38,545)	(5,681)
Other income	1,281	118	17	11,141	483	71
Income (loss) before income taxes	53,495	(33,830)	(4,986)	43,261	(76,407)	(11,262)
Income tax expense	-	(141)	(21)	(35)	(164)	(24)
Net income (loss)	53,495	(33,971)	(5,007)	43,226	(76,571)	(11,286)
Net income attributable to redeemable noncontrolling interests	-	65	10	-	65	10
Net income (loss) attributable to ordinary shareholders	53,495	(34,036)	(5,017)	43,226	(76,636)	(11,296)
Net earnings (loss) per ordinary share
– Basic	0.26	(0.17)	(0.03)	0.21	(0.38)	(0.06)
– Diluted	0.26	(0.17)	(0.03)	0.21	(0.38)	(0.06)
Weighted average number of shares outstanding used in computing net earnings (loss) per ordinary share
– Basic	208,488,138	201,353,244	201,353,244	208,454,128	201,803,741	201,803,741
– Diluted	209,438,670	201,353,244	201,353,244	209,979,209	201,803,741	201,803,741

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BINGEX LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended June 30,			Six months ended June 30,
	2025	2026	2026	2025	2026	2026
	RMB	RMB	USD	RMB	RMB	USD

Income from operations	19,312	7,254	1,069	29,273	18,247	2,689
Add: Share-based compensation expenses	12,630	3,591	529	29,278	14,237	2,098
Non-GAAP income from operations	31,942	10,845	1,598	58,551	32,484	4,787
Operating margin	1.9%	0.8%		1.5%	1.0%
Add: Share-based compensation expenses as a percentage of revenues	1.2%	0.4%		1.5%	0.8%
Non-GAAP operating margin	3.1%	1.2%		3.0%	1.8%

Net income (loss)	53,495	(33,971)	(5,007)	43,226	(76,571)	(11,286)
Add: Changes in fair value of long-term investments	(20,539)	41,744	6,152	22,719	62,557	9,220
Add: Share-based compensation expenses	12,630	3,591	529	29,278	14,237	2,098
Non-GAAP net income	45,586	11,364	1,674	95,223	223	32
Net income (loss) margin	5.2%	-3.6%		2.2%	-4.1%
Add: Changes in fair value of long-term investments as a percentage of revenues	-2.0%	4.4%		1.1%	3.3%
Add: Share-based compensation expenses as a percentage of revenues	1.2%	0.4%		1.5%	0.8%
Non-GAAP net income margin	4.4%	1.2%		4.8%	0.0%

Net income (loss) attributable to ordinary shareholders	53,495	(34,036)	(5,017)	43,226	(76,636)	(11,296)
Add: Changes in fair value of long-term investments	(20,539)	41,744	6,152	22,719	62,557	9,220
Add: Share-based compensation expenses	12,630	3,591	529	29,278	14,237	2,098
Non-GAAP net income attributable to ordinary shareholders	45,586	11,299	1,664	95,223	158	22

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